# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MESA AIR GROUP INC, CIK 0000810332
CUSIP: 590479135
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 410 North 44th Street, Suite 700, Phoenix, Arizona (AZ), 85008
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001066867

## Reporting persons
- PAR Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,140,934; shared voting power 0; sole dispositive power 2,140,934; shared dispositive power 0; aggregate amount beneficially owned 2,140,934 (5.2% of the class)
  Comment: Based on 41,334,433 shares outstanding as disclosed on the issuer's Form 10-Q filed May 20, 2025.
- PAR Group II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,140,934; shared voting power 0; sole dispositive power 2,140,934; shared dispositive power 0; aggregate amount beneficially owned 2,140,934 (5.2% of the class)
- PAR Capital Management, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,140,934; shared voting power 0; sole dispositive power 2,140,934; shared dispositive power 0; aggregate amount beneficially owned 2,140,934 (5.2% of the class)

## Item 1. Issuer
Name of issuer: MESA AIR GROUP INC
Address of issuer's principal executive offices: 410 North 44th Street, Suite 700, Phoenix, ARIZONA , 85008.

## Item 2. Person Filing
Name of person filing: PAR Investment Partners, L.P.
Address of principal business office or, if none, residence: 200 Clarendon St, 48th Floor, Boston, MA 02116
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,140,934
Percent of class: 5.2
Sole power to vote or to direct the vote: 2,140,934
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,140,934
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The sole general partner of PAR Investment Partners, L.P. is PAR Group II, L.P. The sole general partner of PAR Group II, L.P., is PAR Capital Management, Inc. Each of PAR Group II, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners, L.P.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PAR Investment Partners, L.P.: /s/ Steven M. Smith, Chief Operating Officer and General Counsel of PAR Capital Management, Inc. (06/20/2025)
- PAR Group II, L.P.: /s/ Steven M. Smith, Chief Operating Officer and General Counsel of PAR Capital Management, Inc. (06/20/2025)
- PAR Capital Management, Inc.: /s/ Steven M. Smith, Chief Operating Officer and General Counsel of PAR Capital Management, Inc. (06/20/2025)